[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 26, 2005

VIA HAND DELIVERY AND EDGAR

Mr. Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlackRock, Inc.

Registration Statement on Form S-3 (Filed May 12, 2005)

File No. 333-124843

Form 10-K for Year Ended December 31, 2004

Form 10-Q for Quarter Ended March 31, 2005

Dear Mr. Windsor:

On behalf of BlackRock, Inc. (the “Company”), a Delaware corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), pre-effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-124843) (the “Registration Statement”), initially filed with the Commission on May 12, 2005, relating to the resale by various selling securityholders of $250,000,000 aggregate principal amount of 2.625% Convertible Debentures due 2035 (the “Debentures”), and up to 3,222,050 shares of the Company’s class A Common Stock, par value $0.01 per share (the “Common Stock,” and together with the Debentures, the “Securities”). In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated June 14, 2005 (the “Comment Letter”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 1 to the Registration Statement, as filed with the Commission on the date hereof.

Selling Security Holders, page 48

1.	Identify whether any of the selling shareholders are broker dealers or the affiliates of broker dealers. If any of the selling shareholders are broker dealers, revise the disclosure to clarify that those selling shareholders are underwriters. For any selling shareholder who is an affiliate of a broker dealer must make the following representations:

•	purchased the securities to be resold in the ordinary course of business, and

•	that at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If they are not able to make these representations, they must also be identified as underwriters.

We have revised the disclosure on pages 51 to 53 of the prospectus in response to the Staff’s comment.

2.	Please reconcile the fee table where you have registered debentures in the amount of $250,000,000 with the selling security holder table which cites the amount of debentures offered as $140,404,000. Item 507 of Regulation SK requires each security holder to be named. If there are additional debentures being registered on behalf of undetermined selling shareholders, please include a separate line for “other selling shareholders”.

We have revised the disclosure on page 53 of the prospectus in response to the Staff’s comment.

3.	Please confirm that before any shareholder who is not currently identified on the selling security holder table or the transferee of such a security holder may use this registration statement to sell their debentures or common stock, they must first be identified in a post effective amendment. Please revise footnote 2 to clarify this matter.

The Company confirms that before any security holder who is not currently identified on the selling security holder table or the transferee of such a security holder may use the Registration Statement to sell their Debentures or their Common Stock, they must first be identified in a post-effective amendment. Footnote 4 on page 53 has been revised accordingly in response to the Staff’s comment.

Form 10-K for Year ended December 31, 2004

Overview, page 1

4.	We refer to the summary selected financial data table on page 2 that includes non-GAAP measures for operating income, net income and diluted earnings per share for the five-year period ended December 31, 2004. We also note your statement in note 1 on page 2 that management believes these measures are effective indicators of BlackRocks’s profitability and financial performance over time. In future filings please provide in a footnote the following information regarding these non-GAAP measures:

•	Include in the table the most directly comparable GAAP measure for each of the fiscal periods;

•	Provide a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure or cross reference to the reconciliation located elsewhere in the filing;

•	State how management uses these non-GAAP measures to evaluate its business;

•	Describe the economic substance behind management’s decision to use this measure;

•	Disclose the material limitations to using this non-GAAP measure as compared to the most directly comparable GAAP financial measure;

•	State the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	Present the non-GAAP measures in an “Other Data” section to clearly distinguish and highlight the GAAP measures;

•	The “Financial Highlights” section on page 27, which includes the Operating margin, as adjusted non-GAAP measure should also be revised for any applicable disclosures.

Refer to SEC Release No. 34-47226, “Conditions for Use of Non-GAAP Financial Measures”.

The Company notes the Staff’s comment but does not believe there are any material limitations to using these non-GAAP measures. The Company will provide the disclosure in response to the remaining bullet points in future filings.

5.	We refer to the operating income, as adjusted measure for 2004 and to footnote 1 on page 2 that states operating income was adjusted to exclude $85.1 million of LTIP expenses to be funded by PNC. We note that you believe these non-cash charges, exclusive of the impact related to the LTIP participant’s put options will not impact BlackRock’s book value. In this regard, please explain to us and state in future filings:

•	Why you consider this is a non-cash adjustment since the shares distributed to LTIP participants include an option to put these shares back to BlackRock at fair market value and therefore can result in probable cash outlays equal to the fair value of the shares issued.

•	Why you have adjusted this recurring expense considering the Company expects to incur $59 million of LTIP awards expense during fiscal 2005 and the performance awards will extent through fiscal 2007. See “Critical Accounting Estimates-BlackRock Long Term Retention and Incentive Plan”, page 51.

Of the $240 million in LTIP awards, $200 million will result in no economic cost to the Company, as this portion of the program will be funded through a direct distribution to employees of the Common Stock currently owned by PNC. The remaining $40 million of awards are payable in cash by the Company with the corresponding expense fully reflected in both reported and adjusted earnings. On the payment date, the Company will record a $200 million capital contribution from PNC. Since the stock based awards payable under the plan will consist of previously issued and outstanding shares of Common Stock owned by PNC, dilution would not result from the stock based awards. The put option was provided to LTIP participants for liquidity purposes due to the Company’s small public float (over 80% of outstanding shares are owned by PNC and employees of the Company). The Company’s average daily trading volume for the past four quarters approximated 70,000 shares of Common Stock as compared to approximately 2.5 million shares of Common Stock that will be distributed to employees in early 2007. Put elections made by employees will be accounted for as treasury stock repurchases and will be accretive to the Company’s earnings per share. Although there is an ongoing program expense to be recognized over the plan’s five year performance period, the Company believes the adjustment of these amounts to arrive at the respective non-GAAP measures are meaningful and useful to investors. As a result, adjustments to reported earnings associated with LTIP expense to be funded by PNC will impact multiple accounting periods through the year ended December 31, 2006.

The Company will provide the required disclosure in future filings and will no longer refer to the LTIP expense as non-cash. Instead, the Company will state that the portion of the LTIP expense to be funded by PNC does not result in an economic cost to the Company.

Banking Regulation of PNC and BlackRock limits our activities and the type of businesses in which we engage, page 17

6.	We refer to the statement that effective January 18, 2005 PNC transferred its ownership to PNC Bancorp. Explain to us and state in MD&A in future filings why you believe this transfer provides more operating flexibility and how this transfer is related to the acquisition of SSR in January 2005. We note that if PNC Bancorp is a subsidiary of PNC then BlackRock is an indirect subsidiary of PNC and therefore, it appears that BlackRock would still be subject to banking regulations by the Federal Reserve Board.

PNC Bank, N.A., a national bank subject to the requirements of the National Bank Act and regulated by the Office of the Comptroller of the Currency, transferred its interest in the Company to PNC Bancorp, Inc., a subsidiary of The

PNC Financial Services Group, Inc. The PNC Financial Services Group, Inc. is a “financial holding company” subject to the requirements of the Bank Holding Company Act of 1956, as amended (“BHC Act”) and regulated by the Board of Governors of the Federal Reserve System. The PNC Financial Services Group, Inc.’s direct and indirect non-bank subsidiaries, such as PNC Bancorp, Inc. and the Company, are also subject to the requirements of the BHC Act. The authority of a financial holding company and its non-bank subsidiaries to conduct a range of businesses, including ‘merchant banking’ is generally broader than that afforded to a national bank and its subsidiaries under the National Bank Act. For example, a financial holding company may, under its merchant banking authority, own interests in real estate or own funds that it is deemed to control that own real estate. As a general matter, a national bank may only own real estate used for banking premises. However, in order to ensure that SSRM Holdings, Inc. (“SSR”) would have the greatest flexibility to pursue its business after the acquisition, it was arranged that the transfer of the Company to PNC Bancorp, Inc. would occur prior to the acquisition of SSR.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

7.	Please provide us and disclose in future filings the following information regarding the “Financial Highlights” section on page 28 and footnotes (a) and (b) on pages 28 and 29:

•	Explain why you provide in note (a) on page 28 a reconciliation of Net income, GAAP basis to Net income, as adjusted but you:

•	do not disclose the Net income, as adjusted measure in the “Financial Highlights” section on page 27; and you

•	do not discuss in MD&A how this measure is used by management in decision making and how it provides useful information to the investor.

•	A similar explanation should be provided with respect to the Operating income, as adjusted measure in note (b) on page 29. Also tell us why your MD&A does not discuss how and why the Operating margin, as reported non-GAAP measure is useful to management and relevant to investors.

•	Please explain to us, and discuss in future filings why you have added back to Operating Income, GAAP basis the LTIP expense of $104 million in the reconciliation of Operating Income, GAAP Basis to Operating Income, as adjusted in note

(b) on page 29. Similarly, explain and discuss in future filings the determination in the reconciliation of Net Income, GAAP basis to Net Income, As Adjusted in Note a) on page 28 in which you only add back to Net Income, GAAP Basis PNC’s $54 million LTIP funding requirement.

In preparing the Company’s non-GAAP disclosures, management’s intention was to adequately support the non-GAAP measures included in the Company’s financial highlights table, Diluted Earnings Per Share, as Adjusted, and Operating Margin, as Adjusted. The Company believes that Net Income, as adjusted, Operating Income, as adjusted, and Operating Margin, as adjusted, are effective indicators of management’s ability to, and useful to management in deciding how best to, effectively employ the Company’s resources. As such, management believes that these measures provide useful disclosure to investors and will disclose such information in future filings. The Company will provide such disclosure in future filings.

Net income, as adjusted, has been included in note (a) on page 28 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Annual Report on Form 10-K”) to ensure the reader can adequately reconcile Diluted Earnings Per Share, as adjusted, to the Company’s consolidated statements of income.

Operating income, as adjusted, has been included in note (b) on page 29 of the Company’s 2004 Annual Report on Form 10-K to ensure the reader can adequately reconcile Operating Margin, as adjusted, to the Company’s consolidated statements of income.

In the reconciliation of Operating income, GAAP basis to Operating income, as adjusted, the Company has added back approximately $85 million ($54 million, after tax), representing the operating income impact of PNC’s LTIP funding obligation during the period. $104 million in LTIP expense has been included in the reconciliation to assist the reader in agreeing this schedule to the Company’s consolidated statement of income where LTIP expense is disclosed as a separate line item.

In the reconciliation of Net income, as adjusted, to Net income, GAAP basis in note (a) on page 28, only the net income impact of PNC’s LTIP funding obligation is presented because LTIP expense, net of tax, is not disclosed as a separate line item in the Company’s consolidated statement of income.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Operating Results for the year ended December 31, 2003 as compared with the year ended December 31, 2002

Liquidity and Capital Resources, page 47

8.	We refer to the third paragraph on page 47 that states the acquisition of SSRM Holdings included additional cash consideration which could increase the purchase price by up to 25% and may be paid over 5 years contingent on certain measures. In this regard, please tell us and disclose in future filings what are the contingent measures that need to be met and their timing in order to trigger the payment of additional cash consideration. Discuss the effects of this potential additional cash outlay on future cash flow and liquidity.

The stock purchase agreement for the SSR transaction provides for an additional payment to MetLife, Inc. (“MetLife”) on the first anniversary of the closing of the SSR transaction (January 31, 2006) of up to $75 million based on the Company achieving specified retention levels of assets under management (“AUM”) and run rate revenue as of the signing date of the stock purchase agreement. The first anniversary contingent payment has two components: directly-sourced revenue and MetLife-sourced revenue. The directly-sourced revenue payment is subject to a maximum of $30 million, provided one year anniversary revenue exceeds 120% of signing date revenue. The MetLife-sourced revenue payment is subject to a maximum of $45 million, provided one year anniversary revenue exceeds 120% of signing date revenue. These payments decline to $20 million and $30 million, respectively, if one year anniversary revenue approximates 100% of signing date levels. No contingent payment is required if directly-sourced and MetLife-sourced revenue fall below 80% and 95%, respectively, of revenue on the signing date of the stock purchase agreement. In addition, the stock purchase agreement provides for two other contingent payments. On December 31, 2006, MetLife will receive 32.5% of any performance fees earned on a large institutional real estate client. The Company is unable to estimate the potential obligations related to the performance fees. Payments related to the performance fees will be recognized as such fees are earned. As of March 31, 2005, no such fees had been earned. In addition, on the fifth anniversary of the closing of the SSR transaction, MetLife could receive an additional payment up to a maximum of $10 million based on the Company’s retained AUM associated with the MetLife defined benefit and defined contribution plans. The Company currently maintains and generates sufficient cash flow to fully support payment of these contingent liabilities.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Contractual Obligations and Commercial Commitments, page 49

9.	We note that there is the possibility that additional cash consideration could increase your purchase price of SSR from Metlife by up to 25%. Please tell us and disclose in future filings, the specific conditions which do not permit you to estimate the potential obligations under these contingent payments provisions at this time.

We direct the Staff to our response to comment 8 above. In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Financial Statements for the three-year period ended December 31, 2004

Consolidated Statement of Cash Flows, page F-9

10.	Please explain the nature of the cash flows that originated from the “Consolidation of sponsored investment funds” for $68 million in the “Cash flows from investing activities” section and discuss why no similar cash flows were recorded in prior years. Discuss if these cash flows are related to the application of FIN 46R and tell us in what footnote you have disclosed the basis for consolidating these funds.

The cash flows originating from “Consolidation of sponsored investment funds” relates primarily to the purchases of securities by such funds using the proceeds from the Company’s initial seed investments to establish such funds. During 2004, the Company invested approximately $68 million in newly launched sponsored investment funds, representing greater than 50% of each fund’s equity. Each fund qualifies as a voting interest entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” Therefore, the Company’s management concluded that the Company should consolidate each fund until such time as the Company’s ownership percentage drops below 50%, pursuant to Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” In future filings, the Company will enhance its “Basis of Presentation” disclosure to disclose the Company’s policy for consolidating entities in which they hold a majority of the outstanding equity or have been deemed primary beneficiary. Prior to 2004, the Company had not taken such a significant equity position in a new product and therefore no similar cash flows were recorded in prior years.

Note 1. Significant Accounting Policies

Revenue Recognition, page F-14

11.	We refer to your statement that should alternative investment fees and separate accounts not continue to meet specific investment thresholds, these fees and related employee compensation expense previously required may be subject to reversal. In this regard, if material, please disclose in the footnote or in the “Liquidity and Capital Resources” section of MD&A if this reversal requires the future reimbursement of prior investment fees and state the maximum amount subject to reimbursement.

As stated in “Note 1. Significant Accounting Policies, Revenue Recognition” on page F-14 to the Company’s 2004 Annual Report on Form 10-K, at December 31, 2004, no performance fees recorded by the Company were subject to reversal. Therefore, management concluded that additional discussion in MD&A was not necessary. The Company will provide any such required disclosure in future filings.

Recent Accounting Developments, page F-17

12.	With respect to the Company’s determination as to whether it has a variable interest in a VIE under FIN 46, please provide us with the following information:

•	The analysis made, including references to the specific guidance in FIN 46R, that supports management conclusion that it is the primary beneficiary of the strategic joint venture for consolidation purposes which was previously treated as an equity method investment under FIN 46;

•	Tell us and disclose in future filings the specific conditions under FIN 46R that resulted in management’s change in accounting for its variable interests in the strategic joint venture as compared to FIN 46.

In May 1999, BlackRock Japan Holdings, Inc. (“BJH”), a wholly owned subsidiary of the Company, entered into a joint venture with Nomura Asset Management Co., Ltd. (“NAM”), to create Nomura BlackRock Asset Management Co., Ltd. (“NBAM”), which provides U.S. fixed income advisory services to investors in Japan. At the venture’s inception, NBAM and BJH contributed 90% and 10% of their capital, respectively. In conjunction with these formation transactions, BlackRock International, Ltd. (“BIL”), a wholly owned subsidiary of the Company, contributed 200 million yen to NBAM’s capital structure through a holding company created by a Tokumei Kumiai Agreement (the “TK agreement”) between BIL and NBAM in exchange for 44.44% of NBAM’s profits and losses, as defined. This investment diluted NAM’s and BJH’s interest in NBAM to 50.005% and 5.555%, respectively.

In assessing NBAM’s status as either a voting interest entity or VIE under FIN 46, the Company’s management analyzed the applicability of the following three criteria to NBAM:

•	Total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.

•	The equity holders do not possess the direct or indirect ability to make decisions about an entity’s activities.

•	The equity holders lack the obligation to absorb expected losses and the right to receive residual returns of the entity as they occur.

In assessing the applicability of the third criterion, management also assessed the applicability of the “anti abuse provision,” which would render an entity a VIE if the voting rights of some investors are not proportional to their obligations to absorb expected losses of the entity, to receive the residual returns, or both.

Management concluded that in not meeting the three criteria above set forth in paragraph 5 of FIN 46, NBAM met the definition of a voting interest entity under FIN 46 and accounted for the Company’s investment in accordance with the pertinent GAAP (equity method of accounting).

A significant revision to the anti abuse provision incorporated into FIN 46R requires an investor to consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all such party’s interests in the entity and not only its equity investment at risk.

In October 1999, NBAM entered into a services agreement with BlackRock Financial Management, Inc. (“BFM”), a wholly owned subsidiary of the Company, whereby BFM receives an advisory fee equal to 30% (pursuant to an amendment signed in July 2003) of all fees earned by NBAM, unless otherwise stated. This services agreement was not included in the Company’s anti abuse provision assessment under FIN 46 but is required to be evaluated with the respective assessment under FIN 46R. The following table discloses all parties’ voting interest and income (loss) participation, including BFM:

	Voting Interest	Income (Loss) Participation
NAM	50.005%	27.74%

BJH	5.56%	3.08%
BIL	44.44%	35.22%
BFM	0%	33.96%

Subtotal, BlackRock	49.995%	72.26%

Due to the inclusion of BFM’s interest in NBAM’s operations, management concluded that, pursuant to the revised conceptual framework set forth in the FIN 46R, NBAM should be classified as a VIE due to the anti abuse provision.

Since NBAM does not pay fees to a “decision maker,” as contemplated in Appendix B of FIN 46R, nor does it pay fees to providers of guarantees of the values of all or substantially all of its assets, the primary beneficiary determination will be based solely on the variability of each variable interest holder’s expected residual returns and/or expected losses. Therefore, each variable interest holder’s income (loss) participation is the proper indicator of their share of NBAM’s variable interests. BFM does not qualify as a “decision maker” with regard to NBAM’s operations because it can be removed without cause at the full discretion of NBAM’s equity holders pursuant to its service agreement with NBAM. Due to the Company’s 72% income (loss) participation, management concluded that the Company is the primary beneficiary of NBAM’s operations.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

13.	Provide us with the analysis made by management to determine that it was not the primary beneficiary under FIN 46R for the six CDOs, including the specific guidance in FIN 46R that the Company considered for deconsolidating the six CDOs. Tell us and disclose in future filings:

•	How these CDO’s were accounted for after the deconsolidation under FIN 46;

•	The changes in the accounting for variable interest entities under FIN 46R that permitted it to deconsolidate the CDOs.

Pursuant to paragraph 8(c) of FIN 46, fees to a decision maker (i.e., collateral management and incentive fees to the Company) are to be included in each variable interest holder’s primary beneficiary assessment. In developing the Company’s primary beneficiary assessment for each CDO, management, in conjunction with each CDO’s lead underwriter, developed probabilistically-weighted cash flows to each variable interest holder and related variability of each holder’s access to the CDO’s expected future cash flows. Each variable interest holder’s expected cash flows were primarily affected by the default rate and, in several cases, the total return of the collateral portfolio. Given the Company’s minority interest in each CDO, the inclusion of fees earned by the Company as each CDO’s collateral manager comprised the majority of its variable interest, which absorbed greater than 50% of each CDO’s expected residual returns and losses. In contrast, paragraph B18 of FIN 46R requires only the variability of a decision maker’s fees to be included in each variable interest holder’s primary beneficiary assessment. This change in FIN 46R, which is related to the consideration of only the variability of decision makers’ fees in the primary beneficiary calculations, resulted in the determination that the Company was not the primary beneficiary under FIN 46R, and the Company deconsolidated these CDO’s in the fourth quarter of 2003.

Subsequent to deconsolidation, the Company’s accounts for its CDO equity investments as debt securities pursuant to paragraph 14 of SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The Company has classified these investments as available-for-sale pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and looks to EITF 99-20, “ Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets” for income recognition and impairment guidance.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Note 2. Acquisition, page F-21.

14.	Tell us and discuss in future filings, the certain measures, including timing and performance requirements, that must be complied with in order for the Company to be required to pay additional cash consideration for the acquisition of SSR over a 5 year period. Quantify the maximum amount of probable contingent consideration to be issued if these certain measures are complied with or state why the Company is unable to determine the amount of contingent consideration at this time.

We direct the Staff to our responses to comments 8 and 9 above. In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

15.	Tell us and disclose in future filings how the fair value of the restricted Class A common stock was determined on the date of acquisition.

In connection with the SSR transaction, the Company issued approximately 550,000 shares of its Common Stock to MetLife. MetLife is precluded from selling these shares for three years, except in very limited circumstances. In deriving a fair value for this Common Stock, the Company referred to a valuation discount recommendation that was compiled by Ernst & Young LLP’s (“E&Y”) Valuation Services Group on the Company’s behalf. E&Y based its recommended discount range of 15% to 20% on Black Scholes and Longstaff valuations of the embedded put option on the Company’s restricted shares and historical differentials between restricted stock and freely-marketable stock of publicly-traded companies.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Note 7. Derivative Financial Instruments, page F-29.

16.	We note your disclosures regarding your forward foreign currency contracts to hedge foreign currency exposures related to non-dollar denominated seed investments. While we note your disclosure on page 59 that you do not hold any derivative contracts to hedge your investments, we are unclear how this relates to seed investments (advisory accounts) which you refer to in this note. Please tell us and disclose here and in MD&A in future filings, as appropriate, the following regarding how you account for forward foreign currency exchange instruments that qualify for hedge accounting under SFAS 133, including, but not limited to paragraphs 17-28:

•	Describe when and how you identify the hedge instrument and the hedged item;

•	Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis;

•	Disclose your definition of on an ongoing basis as it relates to how often and when you perform these assessments;

•	Describe how you assess the ineffectiveness of each hedge;

•	Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income;

•	Tell us whether you have discontinued any hedges because of changes in the hedged instrument and how they are reported, if any;

•	If you aggregate similar assets and liabilities and hedge as a portfolio, please discuss the risk exposure they share and how you test for proportionality. Clearly explain the extent to which you are aggregating and why you believe such aggregation is appropriate;

•	Provide in MD&A an expanded discussion of management’s business purpose of entering into derivative instruments and discuss the effect of these activities on your financial position, results of operations and cash flows.

At December 31, 2004, the Company maintained a seed investment in a Euro-denominated portfolio of the BlackRock Global Series of approximately $14.2 million. This portfolio invests in foreign money market securities and has been classified as a cash equivalent on the Company’s balance sheet due to the short maturities of the portfolio’s underlying investments. In order to economically hedge the foreign currency risk inherent in this cash equivalent, the Company has entered into a forward foreign currency contract to sell Euros at a fixed U.S. dollar conversion rate. The Company has classified the forward foreign currency contract as a trading derivative under SFAS No. 133. Therefore, the Company has not included the disclosures mandated in paragraphs 17 to 28 of SFAS No. 133. In addition, the classification of this seed investment as a cash equivalent validates the Company’s statement on page 59 of the Company’s 2004 Annual Report on Form 10-K, “BlackRock does not hold any derivative securities to hedge its investments.” The Company does not have authorization from its board of directors to use derivatives other than those described in the Company’s 2004 Annual Report on Form 10-K and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are accounted for as trading derivatives, and therefore has not established a derivative policy for hedge accounting treatment.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Form 10-Q for the period ended March 31, 2005

Financial Statements for the period ended March 31, 2005

Note 1 . Significant Accounting Policies, page 4

Assets Held for Sale

17.	Tell us and in future filings, please disclose your accounting policies for the “Assets held for sale” totaling $112 million as stated in Note 2, “Acquisition” that were part of the acquisition of SSR in January 2005.

•	Describe the nature of these assets and when they were acquired;

•	State the policies related to how these assets are valued and how their value is determined;

•	State the amount of related long-term debt on real properties held for sale;

•	Describe how gain or loss in determined on sales and the accounting policies related to determining impairments to their carrying value. Refer to SFAS 66, FIN 43 and SFAS 144.

During the fourth quarter of 2004 and January 2005, BlackRock Realty Advisors, Inc. (formerly SSR Realty Advisors, Inc.) (“Realty”) acquired $112 million in real estate holdings and assumed a $19 million mortgage on one of the properties in preparation for a commingled fund launch. The fund closed in March 2005 and acquired all properties at Realty’s cost basis, in accordance with Realty’s contract with the fund, and assumed the associated mortgage.

Each property, prior to launch of the aforementioned commingled fund, was carried at cost, which management concluded approximated fair value due to the length of Realty’s holding period for each property.

In acquiring these properties, Realty assumed a $19 million mortgage and financed the remaining purchase price through advances under a line of credit. Because each property was acquired at cost, there is no gain or loss on sales.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

18.	We refer to Note 5, “Real Estate Held for Sale” on page 10 of the financial statements for the SSR acquisition for the three-year period ended December 31, 2004 as stated in the Form 8-K/A filed on April 8, 2005. Please tell us and discuss in future filings the current status of the transaction to have been finalized in the first quarter of 2005. We note that five real estate properties were to be sold at cost to a REIT organized and managed by SSR. Tell us and discuss in MD&A in future filings the business purpose of this transaction and its expected effect on future operations, cash flow and liquidity.

Realty sold the properties at cost to the REIT in connection with the REIT’s launch in March 2005. The properties were purchased using a corporate line of credit and carried on Realty’s balance sheet prior to the REIT’s launch. Realty accumulated these properties prior to closing to provide potential investors with a better understanding of the type and quality of assets to be purchased by the REIT. The pre-specification of properties for potential investors greatly facilitates capital raising, especially in new mandates in which Realty does not have a proven track record. The corporate line of credit was disclosed and discussed on pages 26 and 46 of the Company’s Quarterly Report on Form 10-Q for the three months March 31, 2005.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Recent Accounting Developments, page 8

19.	We note that BlackRock adopted the modified-prospective transition approach of SFAS 123R as of July 1, 2005. Please tell us if SSR will be using this same methodology or will use the modified retrospective method. Note 2, “Recent Accounting Developments” on page 8 of the financial statements of SSR for the year ended December 31, 2004 in the Form 8-K/A filed on April 8, 2004 does not clearly state what method it will be adopting. Explain how you will record on a consolidated basis any differences in accounting treatment upon implementing SFAS 123R.

As stated in footnote 6 to SSR’s consolidated financial statements for the year ended December 31, 2004, included in the Company’s Form 8-K/A filed on April 8, 2005, in connection with the sale of SSR, all outstanding stock options under SSR’s and MetLife’s compensation plans to SSR employees vested and were repurchased by SSR prior to the closing of the SSR acquisition. The SSRM Holdings, Inc. 2002 Equity Compensation Plan was terminated following these transactions and the Company does not anticipate granting SSR options to employees in the future.

Note 2. Acquisition, page 11

20.	We refer to the statement that additional cash consideration may be paid over five years, contingent on certain measures. Please tell us and state in future filings the following:

•	Describe the certain measures that will require the payment of additional cash consideration and the expected time frame for recognizing the triggering events;

•	State the aggregate amount of any contingent payments and the accounting treatment that will be followed if the contingency occurs. Refer to paragraph 53.b of SFAS 141.

We direct the Staff to our response to comment 8 above, which describes the nature and timing of the potential contingent payments. The contingent payments are based on retained AUM and the resulting revenue run rate. At the closing date of the SSR acquisition, the Company determined that the contingency payments were neither estimable nor probable and did not record any potential contingent liability. The Company allocated $55.3 million of negative goodwill (excess) to reduce the carrying value of long-lived tangible and intangible assets acquired and disclosed the potential for additional cash consideration by up to 25% of the purchase price in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

Upon further consultation and management review of paragraph 46 of FAS 141, the Company has determined that the lesser of the maximum amount of the potential contingent payments or the excess should be recorded as if it were a liability. As such the Company has recorded a liability of $55.3 million, and has reversed the impact of the previous write-downs of the tangible and intangible assets acquired. This adjustment will be reflected in the Company’s Statement of Financial Condition as of June 30, 2005 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Any contingencies in excess of the amount recorded as if it were a liability will be reflected as additional purchase price and recorded as goodwill when the contingency is resolved and additional consideration is distributable.

The Company believes that the adjustments described above would have an immaterial quantitative effect on its March 31, 2005 financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The impact on the Consolidated Statements of Income for the quarter ended March 31, 2005 would have been a reduction in net income of approximately $150,000. The Company notes that the foregoing adjustments would also result in related immaterial adjustments to its other financial statements for such periods.

The Company has also evaluated the above variances on a qualitative basis in accordance with Staff Accounting Bulletin No. 99 (“SAB 99”). In reaching its conclusion, the Company considered:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements; and

•	whether the misstatement has the effect of increasing management’s compensation.

The Company determined that the adjustments in question all related to items that are derived from estimates, namely the fair value of acquired net assets, including intangible assets. In the Company’s opinion, no change to reported historical results is needed as these variances do not have the effect of masking any change in earnings or trends in its financial statements, nor would they change a loss into income or income into a loss. Additionally, any such change to reported amounts would have no effect on the Company’s compliance with loan covenants or other contractual requirements. Further, the adjustment had no impact on management’s incentive compensation for such period.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

21.	Explain to us and discuss in future filings the business reasons for providing for additional contingent cash consideration on the purchase of SSR considering the original purchase price of SSR required the allocation of negative goodwill as a reduction to the fair value of the net assets acquired. Refer to Note 2, “Preliminary Purchase Price Allocation” in the Notes to the

Pro Forma Condensed Combined Financial Statements” in the Form 8-K/A filed on April 8, 2005.

We direct the Staff to our responses to comments 8, 9 and 20 above. In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Note 5. Derivative Instruments Held for Trading, page 15

22.	Please tell us and explain in future filings what is a synthetic collateralized credit default swap obligation and what are the risks to be Company of SSR being the investment manager for this financial instrument and discuss any FIN 46R issues with respect to the Company’s involvement with this transaction considering the junior swap arrangement entered into by SSR in connection with this transaction. Discuss how you account for the credit default swap under SFAS 133 and quantify the maximum extent of risk exposure to which the Company is exposed to under the swap.

A synthetic collateralized credit default swap obligation occurs when a counterparty provides credit protection through a series of credit default swaps to third parties. The counterparty further securitizes this credit protection by obtaining a super senior insurance policy and issuing several classes of credit default swaps to third parties. Losses in the counterparty’s reference pool (i.e., asset backed securities and corporate bonds) are first absorbed by the most subordinated class of the credit default swaps issued by the structure. As collateral manager for this specific synthetic collateralized credit default swap obligation (“Pillars”), the Company bears no risk beyond reputational risk contingent on the performance of the structure. In addition, the Company has entered into a credit default swap with Pillars affording the structure credit protection of approximately $16.7 million, representing the Company’s maximum risk of loss. This swap represents seed capital invested by the Company in a new product and facilitated the issuance of credit default swaps to third parties. Under the terms of its credit default swap with Pillars, the Company is entitled to an annual coupon of 4% of its notional balance ($16.7 million) and ¼ of the structure’s residual balance at its scheduled termination, December 23, 2009. The Company’s management has performed a control assessment of its variable interests in Pillars (a collateral management agreement and the credit default swap) under FIN 46R and has concluded the Company is not Pillar’s primary beneficiary. Pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company carries the Pillars credit default swap at fair value based on the expected future cash flows under the arrangement. There was no income or loss recorded in the Company’s income statement related to this arrangement during the three months ended March 31, 2005.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

23.	Explain the relationship between this transaction and the default credit swap. Tell us why SSR entered into a junior swap arrangement in connection with the default credit swap. Disclose the relationship, if any, between the portfolio of asset backed securities and corporate bonds that the junior swap arrangement provides credit protection and the credit default swap obligation or its collateral arrangement.

As discussed in our response to comment 22 above, the credit default swap represents seed capital invested by the Company in a new product and facilitated the issuance of credit default swaps to third parties.

24.	Discuss the terms of the junior swap arrangement and how it is accounted for under SFAS 133. Tell us and disclose in future filings the fair value of the swap arrangement and the amount of income or loss recording in the income statement with respect to the junior swap arrangement.

Pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company carries the Pillars credit default swap at fair value based on the expected future cash flows under the arrangement. At March 31, 2005, the fair value of the Pillars credit default swap was $2.5 million. There was no income or loss recorded in the Company’s income statement related to this arrangement during the three months ended March 31, 2005.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Note 8. Employee Benefit and Incentive Plans, page 18

25.	We refer to Note 6, “Employee Benefit and Incentive Compensation Plans” on page 10 of the financial statements for the SSR acquisition for the three-year period ended December 31, 2004 as stated in the Form 8-K/A filed on April 8, 2005. Please tell us where you have included the disclosure related to the SSRM Holding Inc, 2002 Equity Compensation Plan and the MetLife Stock Incentive Plan in the notes to the financial statements. In addition explain how you determined the fair market value of the stock options granted under the 2002 Equity Compensation Plan considering page 14 of the Form 8-K/A. That disclosure states that the fair market value of the stock options was determined under the valuation methodology as outlined under the Plan which was intended to approximate fair value. Tell us and describe in future filings how you determined that this methodology provides for a reasonable approximation of fair value.

As stated in footnote 6 to SSR’s consolidated financial statements for the year ended December 31, 2004, included in the Company’s Form 8-K/A filed on April 8, 2005, in connection with the sale of SSR, all outstanding stock options under SSR’s and MetLife’s compensation plans to SSR employees vested and were repurchased by SSR prior to the closing of the SSR acquisition. The SSRM Holdings, Inc. 2002 Equity Compensation Plan was terminated following these transactions and BlackRock employees will not participate in MetLife compensation plans prospectively. Therefore, management concluded that disclosure of these plans was not required in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005.

Pursuant to the SSRM Holdings, Inc. 2002 Equity Compensation Plan, fair market value of SSR stock option grants were determined through a weighted-average formula of pre-specified multiples of SSR’s revenue, AUM and pre-tax operating earnings during the respective valuation period. Due to the termination of this compensation plan following the SSR acquisition, the Company will not use the valuation methodology set forth in this plan document prospectively.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

26.	We refer to the statement on page 20 that target allocations of pension assets are currently being evaluated and will be revised from historic levels and that the weighted average target allocation of pension plans will be included in the notes to the financial statements. In this regard, please tell and state in future filings the expect timing with respect to the proposed revision and the Company’s expectations regarding any material changes to the financial statements as a result of these revisions.

The Company’s Retirement Committee anticipates finalizing the pension plan’s revised target allocations by December 31, 2005 and does not expect this revision to have a material impact on the Company’s financial statements.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

Note 15. Borrowings — Convertible Debt, page 25

27.	We refer to the issuance in February 2005 of $250 million in convertible debentures due in 2035, of which $150 million were used to retire a bridge note used to fund the acquisition of SSR on January 31, 2005.

(a)	With respect to the conversion features of the Debentures at the option of the holder into cash or class A common stock please tell us and discuss in future filings the following:

•	Describe what are the certain conditions under which the Debentures will be convertible at the option of the holder into cash and the certain circumstances in which the debentures will be convertible into shares of the Company’s class A common stock prior to February 15, 2009;

•	What are the adjustments to the initial conversion rate to convert the Debentures into class A common stock prior to February 15, 2009;

•	How was the initial conversion rate of 9.7282 shares of Class A common stock per $1 principle amount of Debentures determined, considering it represents a premium of 32.5% to the trading price on February 16, 2005 of the Class A common stock. Explain the business reasons for this premium considering the acquisition of SSR required the application of negative goodwill to reduce the fair value of the net assets acquired. See Note 2, “Preliminary Purchase Price Allocation” of the Notes to the Pro Forma Financial Condensed Combined Financial Statements in Form 8-K/A filed on April 8, 2004;

•	What are the certain circumstances in which the Debentures will be convertible into cash at any time prior to maturity at the option of the holder at the initial conversion rate on or after February 15, 2009;

•	What are the adjustments to which the initial conversion rate may be subject for converting the debentures into shares of Class A common stock on or after February 15, 2009.

(b)	With respect to the redemption of the Debentures by the Company, please tell us and disclose in future filings the following:

•	State under what circumstances the Company may be required to redeem the Debentures;

•	Describe what is contingent interest and why is the Company obligated to pay it;

•	State what are unpaid liquidated damages and under what conditions are they required to be paid.

(c)	With respect to the option of the holders to require the repurchase of the Debentures by the Company, please tell us and disclose in future filings the following:

•	Describe what are the conditions under which the holders of the Debentures may require the repurchase of the Debentures starting on February 15, 2010;

•	State what are the certain events that will permit the holders of the Debentures to require the Company to repurchase them at any time prior to maturity.

(a) The Debentures are convertible at the option of the holder of Debentures (a “Holder”) at any time prior to the close of business on the business day immediately preceding February 15, 2009, under the following circumstances:

(i) during the five business day period after any five consecutive trading day period (the “Measurement Period”) in which the trading price per Debenture for each day of such Measurement Period was less than 103% of the product of the last reported sale price of the Common Stock and the conversion rate of the Debentures on each such day; or

(ii) upon the occurrence of any of the following corporate events:

•	The Company distributes to all holders of its Common Stock certain rights entitling them to purchase, for a period expiring within 45 days, Common Stock at less than the average last reported sale prices of our Common Stock for the 10 trading days preceding the announcement date for such distribution;

•	The Company distributes to all holders of its Common Stock assets, debt securities or certain rights to purchase securities of the Company, which distribution has a per share value exceeding 10% of the closing sale price of Common Stock on the day preceding the announcement date for such distribution;

•	The Company is a party to a consolidation, merger, binding share exchange or sale or transfer of all or substantially all of the assets of the Company, in each case pursuant to which the Company’s Common Stock would be converted into cash, securities or other property; or

•	Certain change of control situations occur.

On and after February 15, 2009, the Debentures will be convertible at any time at the option of the Holders. Once Debentures are tendered for conversion, Holders tendering the Debentures will be entitled to receive (whether Debentures are tendered for conversion before or after February 15, 2009), for each Debenture they convert, cash and, if applicable, shares of Common Stock, the aggregate value of which (the “Conversion Value”) will be equal to the product of:

•	the conversion rate in effect on the conversion date, plus additional shares, if any, in certain circumstances; and

•	the average of the daily volume weighted average price of Common Stock for each of the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) beginning on the second trading day immediately following the day the Debentures are tendered for conversion.

The Company will deliver the conversion value of the Debentures surrendered for conversion to converting holders as follows:

•	an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the Debentures to be converted and (b) the aggregate principal amount of the Debentures to be converted;

•	if the aggregate Conversion Value of the Debentures to be converted is greater than the Principal Return, an amount in whole shares of Common Stock (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”); and

•	an amount in cash in lieu of any fractional shares of Common Stock.

The potential adjustments to the initial conversion rate are the same whether before or after February 15, 2009 and vary depending on the nature of the corporate event bringing about the adjustments. Corporate events that would cause an adjustment to the conversion rate include a change of control of the Company, an increase in the Company’s quarterly dividend greater than $0.30 per share, the issuance of certain rights or warrants to holders of, or subdivisions on, the Common Stock, a distribution of assets or indebtedness to holders of the Common Stock or a tender offer on the Common Stock. The initial conversion rate of 9.7282 was determined by the underwriters based on market conditions.

If the effective date or anticipated effective date of certain transactions that constitute a change of control occurs on or prior to February 15, 2010, under certain circumstances, the Company will provide for a make whole amount by increasing, for a certain time period, the conversion rate by a number of additional shares of Common Stock for any conversion of Debentures in connection with such transactions. The amount of additional shares will be determined based on the price paid per share of Common Stock in the transaction constituting a change of control and the effective date of such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of increasing the conversion rate, the Company may elect to adjust its conversion obligation.

(b) and (c) Holders have the right to require the Company to repurchase the Debentures for cash on February 15, 2010, 2015, 2020, 2025 and 2030. In addition, Holders may require the Company to repurchase the Debentures for cash (i) upon a change of control or (ii) if the Common Stock (or other common stock into which the Debentures are then convertible) is neither listed for trading on the New York Stock Exchange nor approved for trading on the Nasdaq.

Contingent interest is the amount of interest payable to Holders for any six month period from February 15 to August 15 or from August 15 to February 15, with the initial six month period commencing February 15, 2010, if the trading price of the Debentures for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Debentures. During any period when contingent interest is payable, the contingent interest payable per Debenture will equal 0.25% of the average trading price of the Debentures during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Company will make contingent interest payments in the same manner as regular interest payments.

The Company is obligated to pay liquidated damages to Holders if the Company suspends the use of the Registration Statement and thereby prevents Holders from reselling their Debentures for a period that exceeds (i) 45 days in any three month period or (ii) an aggregate of 120 days in any 12 month period. The Company will also pay liquidated damages if the Registration Statement is not declared effective by the Securities and Exchange Commission by August 22, 2005. During any period when liquidated damages are payable, the liquidated damages payable per Debenture will equal 0.25% of the outstanding principal amount of the Debentures for the first 90 days after the occurrence of the offending event and 0.50% of the outstanding principal amount of the Debentures after the first 90 days.

The Company will explain in future filings the effect the put and call rights, conversion rights, adjustments to the conversion rate, contingent interest and liquidated damages will have on the Company’s liquidity and capital resources. The Company does not currently anticipate that any of these features will affect its liquidity or capital resources. We have provided a form of the disclosure the Company intends to use in the Company’s future periodic filings in Annex A.

28.	Explain how you will account for the different features of the Debentures considering they are:

•	Convertible into cash or class A common shares at the option of the holders of the Debentures;

•	Redeemable at the option of the Company including contingent interest and liquidated damages;

•	Subject to Repurchase by the Company at the option of the holders of the Debentures.

Your discussion should include, but not be limited to the following concerns:

a)	Explain how you considered the accounting requirements of SFAS 150 with respect to the conversion features of the Debentures into class A common shares of the Company;

b)	Discuss how you considered EITF Issue 90-19, as modified by ElI If. 03-7, with respect to accounting for convertible debt that permits satisfying the accreted value of the obligation in cash or stock;

c)	Discuss your consideration of SFAS 133 with respect to whether the embedded derivative conversion option, which is a cash-settled written call option, qualifies for the scope exemption in paragraph 11(c) of SFAS 133 to the extent that the additional contingent cash consideration to be paid on the acquisition of SSR over five years, as stated in Note 2. “Acquisition” of the March 31, 2005 Form 10-Q, relates to some of the conversion features of these Debentures;

d)	Please discuss the relationship between the Debentures and the acquisition of SSR in January 2005 considering $150 million of the Debentures was used to retire the bridge promissory note used to fund a portion of the purchase price of the acquisition of SSR and additional contingent cash consideration to be paid with respect to the acquisition of SSR over five years appears to be related to the conversion features of the Debentures;

e)	Tell us and disclose in future filings if the changes in fair value of the class A shares underlying the call option and the interest rates on the Debentures are clearly and closely related with respect to determining if the embedded derivative call option is separable from the host contract under paragraph 12(a) of SFAS 133;

f)	Discuss your consideration of EITF 00-19 regarding the accounting for derivative instruments that can be potentially settled in the Company’s own stock considering the debentures include a conversion option that provides for its settlement in class A common shares of the Company;

g)	Explain your consideration of the disclosure requirements of SFAS 129 and FASB Staff Position 129-1 regarding the potential impact of the conversion of the Debentures including events or changes in circumstances that would require the contingency to be met; the features necessary to understand the conversion rights and events that could adjust any features of the securities or the manner of settlement upon conversion. Explain how the conversion features of the debentures affect future basic and diluted earnings per share.

In February 2005, the Company issued the Debentures and used a portion of the net proceeds from this issuance to retire a $150 million bridge promissory note, the proceeds of which were used to fund a portion of the purchase price for the SSR acquisition. Although proceeds from the issuance of the Debentures were used, in part, to fund the SSR acquisition, the terms of the indenture pursuant to which the Debentures were issued (the “Indenture”) were negotiated with the offering’s underwriters independent of, and otherwise unrelated to, the Company’s SSR Stock Purchase Agreement, attached as exhibit 10.32 to Part II, Item 6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Therefore, the additional contingent cash consideration to be paid on the acquisition of SSR over five years in no way relates to the Debentures’ conversion features.

Based on the terms of the Debentures, the Company’s management has concluded that the Debentures meet the definition of instrument C in EITF 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion.” Furthermore, management assessed the Debentures to ensure that the associated conversion spread met the requirements of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and therefore was not required to bifurcate the conversion spread from the respective debt host. Since the conversion spread did not represent a freestanding financial instrument, management concluded that the accounting requirements of SFAS 150, “Accounting for Certain Instruments with Characteristics of both Liabilities and Equity,” were not applicable to the Debentures.

In addition to the conversion feature, the Debentures contained several other embedded derivatives that the Company had to evaluate for potential bifurcation from the Debentures under SFAS No. 133:

•	Contingent interest provision: Since additional interest is payable only when the Debentures trade in excess of 120% of their par amount subsequent to January 15, 2010, management concluded that this contingency is not clearly and closely related to the debt host and required bifurcation under SFAS 133. This conclusion was based on the primary dependency of the Debentures’ fair value on the market value of the underlying Common Stock. Due to the forward-looking nature of this contingency (approximately five years from the debt’s issuance) and the current fair value of the Debentures, which approximates par, management did not assign a fair value to this derivative. Management will reassess the fair value of this derivative as the contingency resolution window approaches and the fair value of the Debentures fluctuates.

•	Conversion rate adjustments: The Indenture allows for conversion rate adjustments contingent upon the occurrence of certain corporate events, such as a change of control of the Company, an increase in the Company’s quarterly dividend greater than $0.30 per share, the issuance of certain rights or warrants to holders of, or subdivisions on, the Common Stock, a distribution of assets or indebtedness to holders of the Common Stock or a tender offer on the Common Stock. The conversion rate adjustments vary depending upon the specific corporate event necessitating the adjustment and serve to ensure that any economic gains realized by the Company’s stockholders are shared with the holders of the Debentures. In each case, management concluded that occurrence of each corporate event is not clearly and closely related to the debt host and required bifurcation under SFAS 133. However, due to the probability of each corporate event’s occurrence, the Company concluded that fair value of each derivative was not measurable at March 31, 2005. Management will continue to assess the fair value of each derivative based on future corporate events.

•	Liquidated damages provision: Since additional interest is payable only if the Company suspends the use of the Registration Statement or, initially, fails to cause the Registration Statement to be declared effective by the Commission prior to August 22, 2005, management concluded that this contingency is not clearly and closely related to the debt host and required bifurcation under SFAS 133. However, due to the low probability of the Company suspending the Registration Statement or failing to cause the Registration Statement to be declared effective by the Commission prior to August 22, 2005, the Company concluded that fair value of this derivative was not measurable at March 31, 2005.

•	The Company’s call option: The Company can call the Debentures at par plus accrued interest at anytime beginning January 20, 2010. Since the Company’s use of this call option is primarily based on the current interest rate environment, management concluded that this option is clearly and closely related to the debt host and did not require bifurcation under SFAS 133.

•	The Holders’ first put option: Under the Indenture, Holders can require the Company to repurchase their Debentures at principal plus accrued interest on January 15, 2010, 2015, 2020, 2025 and 2030. Similar to the Company’s call option, the Holders’ use of this put option is primarily based on the current interest rate environment. Therefore, management concluded that this option is clearly and closely related to the debt host and did not require bifurcation under SFAS 133.

•	The Holders’ second put option: Under the Indenture, holders can require the Company to repurchase their Debentures at principal plus accrued interest contingent upon the occurrence of a designated event, defined as a change of control of the Company or the termination of trading in the Debentures. Because the contingency is not indexed to interest rates or credit risk, this put option is not clearly and closely related to the debt host and required bifurcation. However, due to the probability of each designated event’s occurrence, management concluded that fair value of each derivative was not measurable at March 31, 2005. Management will continue to assess the fair value of each derivative based on the likelihood of the designated events’ occurrence.

In assessing the Debenture’s disclosure requirements in the Company’s periodic filings, the Company reviewed SFAS 129, “Disclosure of Information about Capital Structure,” and FSP FAS 129-1, which were used as a basis for Note 15 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. In future filings, the Company will enhance this disclosure to include more specific information as to contingencies that would impact the Debentures’ conversion rate and the expected impact of the Debentures on the Company’s diluted earnings per share.

In assessing the impact of the Debentures on the Company’s future basic and diluted earnings per share, the Company reviewed EITF 90-19. Based on the EITF’s consensus related to Instrument C, the Company will only include the conversion spread, once established, in diluted weighted average shares outstanding.

29.	We refer to first paragraph on page 6 of the “Equity” section which states the company and SSR jointly raised $635 million in a closed-end fund in

December 2004. In light of the fact that the acquisition of SSR was finalized in January 2005, please explain to us and disclose in MD&A in future filings the business reasons why this joint effort was done prior to the merger. Explain to us how this joint transaction was treated in the adjustments to the forma financial statements giving effect to the acquisition of SSR in the Form 8-K/A filed on April 8, 2005.

The “joint raising” of a closed-end fund in December 2004 was structured as an advisory agreement between BlackRock Advisors, Inc. (“BA”), a wholly owned subsidiary of the Company, and the closed-end fund, coupled with a subadvisory agreement between BA and SSR. The Company, MetLife and SSR saw an opportunity to capitalize on the Company’s strengths in closed-end fund distribution and the depth of SSR’s energy equity team. Due to the time sensitivity of the closed-end fund launches, none of the parties wanted the closing of the SSR acquisition to compromise the potential economic gains associated with this closed-end fund and therefore executed the respective advisory and subadvisory agreements to preserve such gains.

The subadvisory agreement between BA and SSR remained in effect subsequent to the closing of the Company’s acquisition of SSR. Therefore, an adjustment to SSR’s pro forma financial statements was not recorded in the Company’s Form 8-K/A filed on April 8, 2005 related to this subadvisory agreement.

In addition, the Company notes the Staff’s comment and will provide the required disclosure in future filings.

***

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Very truly yours,

/s/    Tymour Okasha

Tymour Okasha

cc:	Kathryn McHale,
Division of Corporation Finance
Securities and Exchange Commission

Edwin Adames,
Division of Corporation Finance
Securities and Exchange Commission

John P. Nolan,
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Robert P. Connolly
General Counsel
BlackRock, Inc.

Harris Oliner,
Senior Counsel
BlackRock, Inc.

Richard L. Muglia
Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Convertible Debt

In February 2005, the Company issued $250,000 aggregate principal amount of convertible debentures (the “Debentures”), which will be due in 2035 and bear interest at a rate of 2.625% per annum. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2005. The Company used a portion of the net proceeds from this issuance to retire a $150,000 bridge promissory note, the proceeds of which were used to fund a portion of the purchase price for the SSR acquisition.

Prior to February 15, 2009, the Debentures will be convertible at the option of the holder at an initial conversion rate of 9.7282 shares of Common Stock per $1 principal amount of Debentures. The Debentures will be convertible into cash and, in some situations as described below, additional shares of the Company’s class A common stock, if during the five business day period after any five consecutive trading day period in which the trading price per debenture for each day of such period was less than 103% of the product of the last reported sale price of the class A common stock of the Company and the conversion rate of the Debentures on each such day or upon the occurrence of certain other corporate events, such as a distribution to the holders of class A common stock of certain rights, assets or debt securities, if the Company becomes party to a merger, consolidation or transfer of all or substantially all of its assets or a change of control of the Company. On and after February 15, 2009, the Debentures will be convertible at any time prior to maturity at the option of the holder into cash and, in some situations as described below, additional shares of the Company’s class A common stock at the above initial conversion rate, subject to adjustments.

At the time Debentures are tendered for conversion, for each $1 principal amount of Debentures converted, a holder will be entitled to receive cash and shares of class A common stock, if any, the aggregate value of which (the “conversion value”) will be determined by multiplying the applicable conversion rate by the average of the daily volume weighted average price of class A common stock for each of the ten consecutive trading days beginning on the second trading day immediately following the day the Debentures are tendered for conversion (the “ten day weighted average price”). The Company will deliver the conversion value to holders as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the Debentures to be converted and (b) the aggregate principal amount of the Debentures to be converted, and (2) if the aggregate conversion value of the Debentures to be converted is greater than the principal return, an amount in shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”). The number of net shares to be paid will be determined by dividing the net share amount by the ten day weighted average price. In lieu of delivering fractional shares, the Company will deliver cash based on the ten day weighted average price.

The conversion rate for the Debentures is subject to adjustments upon the occurrence of certain corporate events, such as a change of control of the Company, an increase in the Company’s quarterly dividend greater than $0.30 per share, the issuance of certain rights or warrants to holders of, or subdivisions on, the class A common stock, a distribution of assets or indebtedness to holders of class A common stock or a tender offer on the class A common stock. The conversion rate adjustments vary depending upon the specific corporate event necessitating the adjustment and serve to ensure that any economic gains realized by the Company’s stockholders are shared with the holders of the Debentures. The initial conversion rate of 9.7282 was determined by the underwriters based on market conditions. Management does not currently anticipate any such corporate events. However, the declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors. The Board of Directors will determine future dividend policy based on the Company’s results of operations, financial condition, capital requirements and other circumstances.

If the effective date or anticipated effective date of certain transactions that constitute a change of control occurs on or prior to February 15, 2010, under certain circumstances, the Company will provide for a make whole amount by increasing, for a certain time period, the conversion rate by a number of additional shares of class A common stock for any conversion of Debentures in connection with such transactions. The amount of additional shares will be determined based on the price paid per share of class A common stock in the transaction constituting a change of control and the effective date of such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of increasing the conversion rate, the Company may elect to adjust its conversion obligation.

Beginning February 20, 2010, the Company may redeem any of the Debentures at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest and accrued and unpaid liquidated damages, if any. Holders of Debentures have the right to require the Company to repurchase the Debentures for cash on February 15, 2010, 2015, 2020, 2025 and 2030. In addition, holders of the Debentures may require the Company to repurchase the Debentures for cash at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, including contingent interest and accrued and unpaid liquidated damages, if any (i) upon a change of control of the Company or (ii) if the class A common stock is neither listed for trading on the New York Stock Exchange nor approved for trading on the Nasdaq.

The Company is obligated to pay contingent interest, which is the amount of interest payable to holders of Debentures for any six month period from February 15 to August 15 or from August 15 to February 15, with the initial six month period commencing February 15, 2010, if the trading price of the Debentures for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Debentures. During any period when contingent interest is payable, the contingent interest payable per Debenture will equal 0.25% of the average trading price of the Debentures during the ten trading days immediately preceding the first day of the applicable six-month interest period.

The Company will pay liquidated damages to holders of the Debentures if the registration statement is not declared effective by the Securities and Exchange Commission by August 22, 2005 or if the Company suspends the use of the registration statement pursuant to which holders of Debentures may resell their Debentures and thereby prevents such holders from reselling their Debentures for a period that exceeds (i) 45 days in any three month period or (ii) an aggregate of 120 days in any 12 month period. During any period when liquidated damages are payable, the liquidated damages payable per Debenture will equal 0.25% of the outstanding principal amount of the Debentures for the first 90 days after the occurrence of the offending event and 0.50% of the outstanding principal amount of the Debentures after the first 90 days.

The Company does not currently anticipate that any of the put and call rights, conversion rights, adjustments to the conversion rate, contingent interest and liquidated damages features will affect the Company’s liquidity and capital resources.